

AIM MONEY MARKET FUNDS INC

40-33
811-02606
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 15, 2005


05049671


SEC MAIL PROCESSING
RECEIVED
MAR 2 2005
WASH. D.C.
185
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Defendants A I M Advisors, Inc. and A I M Distributors, Inc. Initial Disclosures Pursuant to Rule 26(A)(1)** in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*.

Sincerely,



Stephen R. Rimes
Assistant General Counsel


PROCESSED

APR 08 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Kondracki v AIM\Corr\L-031505SEC.doc
031505 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RONALD KONDRACKI,	)	
	)	
Plaintiff,	)	
	)	CIVIL ACTION NO. H-04-3179
vs.	)	
	)	
A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC.,	)	
	)	
	)	
Defendants.	)	
	)	

DEFENDANTS A I M ADVISORS, INC. AND A I M DISTRIBUTORS, INC. INITIAL DISCLOSURES PURSUANT TO RULE 26(A)(1)

Defendants A I M Advisors, Inc. and A I M Distributors, Inc. ("A I M"), for their initial disclosures, pursuant to Rule 26(a)(1), Fed.R.Civ.P., state:

1. This initial disclosure is made upon a good faith review of information reasonably available at this time. A I M reserves the right to make subsequent disclosures in the course of discovery.

2. A I M, in making its initial disclosures, expressly reserves any and all objections including, but not limited to, "relevance", materiality, competence, privilege, overbreadth, undue burden, or other grounds.

INITIAL DISCLOSURES

Subject to the foregoing reservations and exceptions, and without waiver thereof, A I M responds to the initial disclosure items under Fed.R.Civ.P. Rule 26(a)(1) as follows:

I. Persons Potentially With Information

On Exhibit A (attached hereto), A I M identifies individuals who are likely to have discoverable information that may be used to support A I M's defense, along with the subjects of such information.

By making the foregoing disclosures, A I M does not concede that all of these individuals should necessarily be deposed. A I M expressly reserves the right to object to the deposition of any of these persons as discovery proceeds.

II. Document Categories/Locations

1. On Exhibit B, A I M describes, by category, documents that bear on their defenses. These documents are believed to be in the custody of A I M in Houston, Texas.

III. Damages

A I M reserves the right to assert a claim for attorneys' fees and court costs incurred in this action as may be permitted by law.

IV. Insurance Agreements

A I M denies that it is liable for any damages claimed in the Complaint. However, assuming that any such damages were to be assessed against A I M, all or part of such damages may be covered under insurance policies, copies of which will be provided under separate cover after entry of an appropriate discovery order.

Dated: March 11, 2005

Respectfully submitted,

POLLACK & KAMINSKY

by: 

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria

114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

Charles S. Kelley
Texas SBA#11199580
MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Michael K. Oldham
GIBBS & BRUNS, LLP
1100 Louisiana, Ste. 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

Counsel for Defendants
A I M Advisors, Inc. and
A I M Distributors, Inc.

EXHIBIT A

Name	Address	Position	Subject
Gene Needles	11 Greenway Plaza Houston, Texas 77046 (713) 626-1919	Director – Retail Marketing, AIM Distributors	Nature and Quality of Distribution Services
Dawn M. Hawley	11 Greenway Plaza Houston, Texas 77046 (713) 626-1919	Chief Financial Officer, A I M Advisors, AIM Distributors	Profitability
Sheri Steward Morris	11 Greenway Plaza Houston, Texas 77046 (713) 626-1919	Assistant Fund Accounting Controller, A I M Advisors, AIM Distributors	Advisory and Distribution Fees
Dana R. Sutton	11 Greenway Plaza Houston, Texas 77046 (713) 626-1919	Former Director – Fund Administration, A I M Advisors, AIM Distributors	Advisory and Distribution Fees
Bruce L. Crockett	11 Greenway Plaza Houston, Texas 77046 (713) 626-1919	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Frank S. Bayley	11 Greenway Plaza Houston, Texas 77046 (713) 626-1919	Disinterested Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Robert H. Graham	11 Greenway Plaza Houston, Texas 77046 (713) 626-1919	Chairman of the Board of Trustees, Chairman of AIM and Trustee of AIM Funds	Board of Trustees' consideration of advisory and distribution agreements and Rule 12b-1 Plans
Gary K. Wendler	11 Greenway Plaza Houston, Texas 77046 (713) 626-1919	Market Research and Analysis Manager	Fund Performance Analysis
Ronald Kondracki	3005 Chadwick Drive Florissant, MO 63033	Plaintiff	Alleged status as shareholder of AIM Asia Pacific Growth Fund, AIM International Growth Fund and AIM Mid Cap Core Equity Fund

EXHIBIT B

Documents

Documents relating to the advisory and distribution services provided to the AIM Asia Pacific Growth Fund, AIM International Growth Fund and AIM Mid Cap Core Equity Fund (the "Funds"):

1. Advisory agreements between the Funds and A I M Advisors.

2. Section 15(c) reports submitted to the Funds' Boards of Trustees.

3. Distribution Agreement between the Funds and A I M Distributors.

4. Rule 12b-1 Distribution Plans for the Funds.

5. Rule 12b-1 reports presented to the Board of Trustees.

6. Minutes of trustees' meetings and board book materials reflecting renewal of relevant contracts and plans.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing document was served by first-class mail, postage prepaid, upon the attorneys listed below, on this 11th day of March, 2005:

Robin L. Harrison
Campbell Harrison & Dagley, L.L.P.
4000 Two Houston Center
Houston, TX 77010

Lynn L. Sarko
Michael D. Woerner
Gretchen F. Cappio
Keller, Rohrback, L.L.P.
1201 Third Avenue, #3200
Seattle, WA 98901

ATTORNEYS FOR PLAINTIFFS



40-33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 11, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 18 2005
179

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an **Order on Stipulation to Enlarge Time for Defendants AIM Investments, LTD., A I M Advisors, Inc., A I M Capital Management, Inc., and INVESCO Institutional (N.A.), Inc. to Respond to the Class Action Complaint** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

S:\srr\Litigation\Hogan v AIM\Corr\L-031105SEC.doc
031105 (1) vtt

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

AVO HOGAN, and JULIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,	§	
Plaintiffs,	§	
v.	§	Civil Action No. 3:05CV73P
BOB R. BAKER, et al.,	§	
Defendants.	§	

ORDER ON STIPULATION TO ENLARGE TIME FOR DEFENDANTS AIM INVESTMENTS, LTD., AIM ADVISORS, INC., AIM CAPITAL MANAGEMENT INC., AND INVESCO INSTITUTIONAL (N.A.), INC. TO RESPOND TO THE CLASS ACTION COMPLAINT

On *March 7*, 2005, the Court considered the Stipulation of Plaintiffs and Defendants, Aim Investments, LTD., Aim Advisors, Inc., Aim Capital Management Inc., and Invesco Institutional (N.A.), Inc. to Enlarge Time to Respond to the Complaint. After considering the Stipulation, the Court GRANTS the request to extend the time to answer, move or otherwise respond to the Complaint until April 8, 2005.

SIGNED ON THE *7th* DAY OF *March*, 2005.

Jorge A. Solis
UNITED STATES DISTRICT JUDGE